12526 High Bluff Drive, Suite 155
San Diego, CA  92130, USA
760.230.8988 O | 760.230.8951 F

VIA EDGAR AND FEDERAL EXPRESS

January 18, 2011

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Dear Mr. Spirgel:

On behalf of China Tel Group, Inc. (“Company”) we have set forth below the response of the Company to the comments contained in your letter dated January 7, 2011 to Mr. George Alvarez, Chief Executive Officer of the Company, with respect to the Company’s Preliminary Information Statement on Schedule 14C filed December 1, 2010.  For your convenience, we have repeated the Staff’s comments before the Company’s response.

Staff’s Comments

Outstanding Issue No. 1:

 We note your response to comment one from our letter dated December 20, 2010.  We note your conclusion that Item 13 information is not required based on Instruction 1 to Item 13 which discusses certain instances in which all or any of the information called for by Item 13 may be omitted.  Nonetheless, Instruction 1 also discusses certain instances in which all or any of the information is material such as the authorization or issuance of common stock in an exchange, merger, consolidation, acquisition or similar transaction.  Under the current facts and circumstances, we believe that your transactions would require Item 13 information.  Please provide the disclosure required by Item 13, or provide us with a well reasoned legal analysis that explains the basis upon which ChinaTel may conclude that such information is not required.

Response:

We have reviewed the applicability of Item 13 related to the financial statement requirements of Rule 3-05 and Article 11 of Regulation S-X.  In the Golden Bridge and Fiber Acquisitions, we believe the provisions of Rule 3-05 are not applicable, since management has deemed both transactions as asset purchases and not “business” acquisitions in accordance with the guidance set forth in Rule 11-01(d).

1

We have provided the following analysis for your review:

	Rule 11-01(d) Factors		Golden Bridge Acquisition	Fiber Acquisition

(1)	Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or		Not Applicable; the asset (license to provide wireless broadband access) acquired did not produce revenue prior to the acquisition transaction.	Not Applicable; the asset (fiber optic cable) acquired did not produce revenue prior to the acquisition transaction.

(2)	Whether any of the following attributes remain with the component after the transaction:

	(i)	Physical facilities,	Not applicable, there were no physical facilities in use prior to the transaction.	Not applicable, there were no physical facilities in use prior to the transaction.

	(ii)	Employee base,	Not applicable, there were no employees prior to the transaction.	Not applicable, there were no employees prior to the transaction.

	(iii)	Market distribution system,	Not applicable, there were no market distribution systems in place prior to the transaction.	Not applicable, there were no market distribution systems in place prior to the transaction.

	(iv)	Sales force,	Not applicable, there was no sales force in place prior to the transaction.	Not applicable, there was no sales force in place prior to the transaction.

	(v)	Customer base,	Not applicable, there was no customer base prior to the transaction.	Not applicable, there was no customer base prior to the transaction.

	(vi)	Operating rights,	There were no operating rights remaining with the entity from which we acquired the assets after the transaction. There were no operations prior to the transaction.	There were no operating rights remaining with the entity from which we acquired the assets after the transaction. There were no operations prior to the transaction.

	(vii)	Production techniques, or	There were no production techniques, or similar rights remaining with the entity from which we acquired the assets after the transaction.	There were no production techniques, or similar rights remaining with the entity from which we acquired the assets after the transaction.

	(viii)	Trade names	There were no trade names remaining with the entity from which we acquired the assets after the transaction.	There were no trade names remaining with the entity from which we acquired the assets after the transaction.

2

Evaluating Rule 11-01(d) of Regulation S-X and the facts and circumstances involved with the Fiber Acquisition and the Golden Bridge Transaction, the Company properly concluded that it did not acquire a business, as there was not sufficient continuity of the acquired operations prior to and after both transactions so that any prior financial information (if available) would not be useful in understanding the future operations of any of the Companies in these transactions and could even be misleading.

Outstanding Issue No. 2:

We also note that your response to comment one from our letter dated December 20, 2010 concludes Item 14 information is not required because you are not acquiring the assets of a going business.  It appears, however, that Item 14 information should be furnished because you are acquiring the securities of another person under Item 14(a)(2) which is deemed to apply under Note A.  In this regard, we note you will be acquiring 49% of New Co in the Golden Bridge transaction and 49% of New Co (a different entity) in the Fiber transactions.  Further, we note your disclosure that you have structured your transactions so that you can consolidate the Chinese operations of these acquisitions.  Please revise the disclosures accordingly or provide us with a well reasoned legal analysis that explains the basis upon which China Tel may conclude that such information is not required.

Response:

We respectfully disagree that Item 14 information should be furnished when the “person” whose securities the Company is acquiring in each transaction is a company that does not yet exist and is merely contemplated as the business vehicle by which the parties who are contributing assets to a future venture intend to reflect their respective equity ownership interests in the venture.

Item 14 calls for information about the “person” whose securities are being acquired.  Since the entity does not yet exist, no further disclosure can be provided beyond the details of the place of incorporation, stock ownership percentages, board and officer composition and key bylaw provisions that are set forth in the contracts themselves and summarized in disclosure document already provided for your review.  Nevertheless, we have revised our disclosure document, Exhibit A attached hereto, to reflect as many of the Item 14 disclosures as we can, given that none of the companies about which the SEC wants further disclosures are currently in existence.

With respect to the items listed in the Instructions to Item 14, none of those items applies to either the Fiber Transaction or the Golden Bridge Transaction for the reasons set forth in our Response to Outstanding Issue No.1.

Outstanding Issue No 3:

We also note you have included an Exhibit A to your response that provides proposed disclosure.  Below, we issue comments on this disclosure

•
The fourth paragraph of page 1 states you will require in excess of $6 million in additional capital to fulfill your obligations under the Fiber and Golden Bridge transactions; please revise to provide a more accurate amount.

•	The third full paragraph on page 3 discusses the cities through which the Backbone Fiber will extend; please revise to name these cities.

3

•	The bottom of page 4 discusses the cities where GNBC holds licenses; please revise to name the cities.

•
The last page discusses the effects on rights of existing stockholders; please revise to state plainly the increased in authorized shares may dilute shareholders and explain applicable anti-takeover effects.

Response:

Please see the revised Exhibit A attached hereto.  It incorporates all of the requested information under Outstanding Issue No. 3.

Conclusion:

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at 760.230.8986.  Thank you for your cooperation and attention to this matter.

Sincerely yours,

By:    /s/ Kenneth L. Waggoner
Title: Executive Vice President Legal,
          General Counsel and Director

cc:	Ajay Koduri, Securities and Exchange Commission Celeste M. Murphy, Securities and Exchange Commission George Alvarez, China Tel Group, Inc. Merrill M. Kraines, Esq.

4

Exhibit A

Amendment of our Articles of Incorporation to Increase the Authorized Number of Shares of Our Series A Common Stock from 500 Million to 1 Billion

Effective as of November 1, 2010, our Board executed a unanimous written consent authorizing and recommending that our stockholders approve a proposal to amend our Articles of Incorporation to increase the number of our authorized shares of Series A Common Stock from 500 million shares to 1.0 billion shares, at a par value of $0.001.

The Company’s Executive Committee (“Executive Committee”) has advised the Board that in excess of 446 million shares of our Series A Common Stock is presently issued and outstanding.  The Executive Committee has requested the Board to increase the number of shares of Series A Common Stock the Company is authorized to issue by an additional 500 million shares in order to meet the business needs of the Company.  We may use the additional authorized shares for business and financial purposes, as determined by the Board (from time to time) to be necessary or desirable.  Possible business and financial uses for the additional shares of Series A Common Stock include, without limitation, raising capital through the sale of Series A Common Stock or securities convertible into such stock; acquiring other products and services in exchange for such stock; attracting and retaining employees by the issuance of shares of such stock under compensation plans; acquiring strategically related assets in order to expand the Company’s business and other transactions and corporate purposes that the Board deems to be in the best interest of the Company and its stockholders.  The additional authorized shares will enable us to act quickly in response to opportunities that may arise for these types of transactions.

The Company’s Articles of Incorporation provide for the issuance of 500 million shares of its Series A Common Stock.  Of that number, as of January 14, 2011 the Company has issued 446,159,748 such shares.  The Company’s most immediate need is to have enough Series A Common Stock to meet the Company’s obligations with respect to the Isaac Organization, a Canadian corporation (“Isaac”), which is funding the Company’s deployment of broadband telecommunications networks in the People’s Republic of China (“PRC”) and Peru, development, operations, as well as our sales, general and administrative expenses.  Currently, Isaac is entitled to receive 2,084,186 additional shares of the Company’s Series A Common Stock, on a fully diluted basis as of November 30, 2010.  When the shares of the Company’s Series A Common Stock, not already issued, that are needed for the Golden Bridge Transaction (described below) and Isaac are added together, the total number of shares of the Company’s Series A Common Stock that will be issued is 493,243,934.  That will leave only 6,756,066 shares of the Company’s authorized Series A Common Stock available to be issued to meet the Company’s ongoing obligations to Isaac pursuant to the Amended and Restated Stock Purchase Agreement  (“A&R Isaac SPA”) between the Company and Isaac (described below) and to meet the other business needs of the Company.

Moreover, the Company will require approximately $1.05 million to be used as a down payment on infrastructure equipment to fulfill its funding obligations under the Fiber Transaction (described below).  The Golden Bridge Transaction will require $5 million in registered capital, after completion of the registration of one of the companies to be formed in connection with the Golden Bridge Transaction.  The source of these funds, along with funds required for continuing sales, general and administrative expenses, is anticipated to come from Isaac.  Accordingly, the Company will not have enough shares of its Series A Common Stock to issue to Isaac pursuant to the A&R Isaac SPA, unless the additional shares are authorized.

ISAAC ORGANIZATION FUNDING OF THE COMPANY

On May 9, 2010, the Company and Isaac entered into the A&R Isaac SPA.  The A&R Isaac SPA amends and restates an earlier Stock Purchase Agreement between the same parties, as amended, in its entirety.  The A&R Isaac SPA provides that Isaac will purchase up to 49% of the shares of the Company’s Series A Common Stock for a purchase price of up to $320 million, including $11 million previously paid under the original Isaac Stock Purchase Agreement and the First Amendment to that Stock Purchase Agreement.  The purchase price is payable by Isaac in monthly installments of up to $15 million or more, commencing May 1, 2010 through December 1, 2011.  The unpaid balance of the purchase price is due and payable on December 31, 2011.  The Company must make funding requests for installment payments under the A&R Isaac SPA, which Isaac must pay within 30 days of each request.  The Company may make one or more funding requests of up to $15 million in the aggregate per calendar month, or more if the parties agree in writing.  Upon receipt of each installment, the Company is required to issue and deliver to Isaac the number of shares of the Company’s Series A Common Stock that the dollar amount of the installment bears to $1.50 per share.  As of September 30, 2010, Isaac has made payments totaling approximately $17.1 million pursuant to a number of funding requests by the Company.

The Company is also required to issue and deliver to Isaac for each dollar paid one warrant (“Warrant”) granting the right to acquire one share of the Company’s Series A Common Stock.  Each Warrant has a term of three years from the date of issuance in which the holder may exercise the Warrant at an exercise price of $1.00 per share, unless the parties agree in writing to a cashless exercise.  Therefore, the total amount to be paid to the Company for the Warrants is up to $320 million in addition to the purchase price of up to $320 million.  As of September 30, 2010, Isaac is entitled to be issued 17,089,659 Warrants pursuant to the A&R Isaac SPA.  These Warrants will be issued upon agreement between the Company and Isaac on the form of the Warrant to be utilized in connection with the A&R Isaac SPA.

Isaac is entitled to issuance of additional shares of the Company’s Series A Common Stock under a fully diluted calculation to be performed commencing June 1, 2010 and the first calendar day of every third month thereafter until the purchase price is paid in full or the A&R Isaac SPA is otherwise terminated.  Upon termination or each calculation date, the number of the Company's Series A Common Stock issued to Isaac shall bear the same ratio to 49% of the total issued shares of the Company's Series A Common Stock that the paid portion of the purchase price bears to the total purchase price.  The number of Warrants and Shares issued upon exercise of Warrants (“Warrant Shares”) is excluded from both the numerator and the denominator in making the fully diluted calculation.  The Company and Isaac intend to enter into a separate registration rights agreement, pursuant to which shares and Warrants issued to Isaac may enjoy “piggyback” rights, if we register any of the Company's Series A Common Stock in the future.

The Company has the right to terminate Isaac’s rights under the A&R Isaac SPA under two circumstances.  First, if Isaac fails to pay any installment after a funding request and before expiration of a grace period, the Company may issue a notice of termination for monetary default, in which event the Company is entitled to cancel 10% of the Company's Series A Common Stock, Warrants and Warrant Shares previously issued to Isaac.  Second, at any time after Isaac has paid $205 million of the purchase price, the Company may issue a notice of termination at its option, in which event Isaac is entitled to receive that number of shares of the Company's Series A Common Stock representing 10% of the sum of: (i) all of the Company's Series A Common Stock and Warrant Shares previously issued to Isaac; and (ii) all of the Company's Series A Common Stock represented by Warrants previously issued to Isaac that have not been exercised.

As of January 14, 2011, the Company has received approximately $19.3 million pursuant to the A&R Isaac SPA.  As of January 14, 2011, the Company has issued Isaac a total of 20,007,564 shares of the Company’s Series A Common Stock, which includes all fully diluted calculations through August 31, 2010.  As of November 30, 2010, Isaac is entitled to receive an additional 2,084,186 shares of the Company’s Series A Common Stock for additional amounts Isaac has paid and for the fully diluted calculation as of November 30, 2010.  These additional shares have not yet been issued to Isaac.  In addition, as of November 30, 2010, Isaac is entitled to receive 17,818,659 Warrants.

THE FIBER TRANSACTION

The Fiber Transaction Term Sheet

•  YYNT (identified below), Azur (identified below) and the Company will cause a new PRC-based JV entity to be created.  YYNT will subscribe to 51% of the stock of JV (a new PRC-based entity to be created) and Azur and the Company will collectively subscribe to 49% of the stock of JV:

•  Azur will incur the expense necessary to create, license and register JV to do business.

•  Within ten days after JV is fully registered to do business, YYNT will transfer 100% ownership to JV of approximately 34,000 km of previously installed unused fiber, which extends between most major metropolitan cities within the PRC.  YYNT will also grant JV an exclusive option to purchase other previously installed unused fiber owned by YYNT, which extends in connected rings within the geographic confines of various PRC cities.

•  Within ten days after both JV and a wholly owned foreign enterprise (“WFOE”) (another new PRC-based entity to be created) are fully registered to do business, JV and WFOE will enter into various contracts as are necessary and desirable to fulfill the financial goals of the parties to the Fiber Transaction.

•  As soon as practical, after the execution of the contracts between JV and WFOE described above, the Company will cause WFOE to enter into supply contracts to enable 9,600 km of the fiber to be utilized commercially.  WFOE will contract with a management company for marketing services and will contract with another company to provide maintenance services in connection with the commercial operation of the acquired fiber.

•  The Company will be entitled to certain discounts in connection with its utilization of the fiber.

•  Azur and the Company will cause a series of new entities with interlocking ownership to be created in connection with the commercial operation of the acquired fiber.

•  Azur will pay an affiliate of YYNT $2 million for the acquired fiber.  Azur will also incur the expense necessary to create, license and register the series of new entities Azur and the Company will form.

•  The Company will issue to Azur 9 million shares of the Company’s Series A Common Stock.  The Company will advance WFOE up to $1 million in the form of engineering services in connection with utilizing the fiber commercially.  WFOE and JV will enter into various equipment contracts to utilize the fiber commercially.

•  There are a number of financial goals set forth in the agreements between the parties, which include listing the stock of one or more of the new entities on a stock exchange.

Contact Information

•	China Tel Group, Inc. 12526 High Bluff Drive Suite 155 San Diego, California 92130 Telephone: (760) 230-8986

•	New Co None. New Co is not currently in existence.

The Fiber Transaction Business

The main business of the Fiber Transaction, once the parties have taken the necessary steps to enable the fiber to be utilized commercially, is to sell to third party telecommunication providers the right to utilize the fiber to transmit voice, data and video to their respective subscribers.  The Company, through various telecommunication providers in which it has an ownership interest, will also utilize the fiber for the same purposes at a discount from what is paid by third party telecommunication providers.

The Terms of the Fiber Transaction

On November 11, 2010, the Company entered into two related subscription and shareholder agreements (collectively, “Agreements”).  The first agreement (“JV Agreement”) is between three parties: (i) Shanghai Ying Yu Network Technology Ltd., a PRC limited liability company (“YYNT”), (ii) Azur Capital SDN BHD, a Brunei company (“Azur”) and (iii) the Company.  The second agreement (“New Co Agreement”) is between two of the same parties to the JV Agreement: (i) Azur; and (ii) the Company.  Under the Agreements, the parties will each contribute certain defined resources in order to upgrade existing installed, but unimproved by infrastructure equipment connected to certain fiber (“dark”) within a fiber optic cable (“fiber”) located in the PRC that has never been a going business or assets of a going business.  The improvements consist of engineering services and equipment that will make the dark fiber suitable for transmission of data (“lit”).  This will enable the parties to charge market rate transport fees to telecommunications operators who use the lit fiber, comprising what is referred to in the Agreements as the “YYNT Network.”  Both Agreements became effective on November 11, 2010, the date each agreement was signed by all of the parties to such agreements (“Effective Date”).  Since this is an asset acquisition, there is no business to describe other than as set forth below.  The price paid for the Fiber Transaction is also set forth below.

The material terms of the JV Agreement and the New Co Agreement are summarized as follows:

JV Agreement

YYNT, Azur and the Company will cause a new PRC-based entity to be created, referred to in the Agreements by the fictitious name JV, with the actual name to be agreed based on legal and marketing considerations.  YYNT will subscribe to 51% of the stock of JV and Azur and the Company will collectively subscribe to 49% of the stock of JV (Azur and the Company’s collective subscription will be through New Co, a new Cayman Islands entity to be created (see summary of the New Co Agreement, below).

The Board of Directors of JV will be comprised of five Directors, all of whom shall be selected by YYNT, but three Directors will irrevocably be as requested by the Company, one as requested by Azur and one as requested by YYNT.  The Bylaws of JV will contain various provisions for the protection of majority and minority stockholders, including joint signature on bank accounts and contracts in excess of $500 (one each by a Director or Officer requested or appointed by the Company and by a Director or Officer requested or appointed by either Azur or YYNT), and custody of the corporate seal or “chop” of JV will be held in escrow by a neutral third party.

Azur will incur the expense necessary to create, license and register JV to do business.

Within ten days after JV is fully registered to do business, YYNT will transfer 100% ownership (or as much of the beneficial equivalent of full ownership as PRC law allows) to JV of approximately 34,000 km of previously installed dark fiber never used in connection with a going business or the assets of a going business.  The dark fiber extends between most major metropolitan cities within PRC (“Backbone Fiber”).  The Backbone Fiber is currently dark fiber.  YYNT will also grant JV an exclusive option to purchase other previously installed dark fiber owned by YYNT, which extends in connected rings within the geographic confines of various PRC cities (“Metro Ring Fiber”).

Within ten days after both JV and WFOE (another new PRC-based entity to be created, see summary of the New Co Agreement, below) are fully registered to do business, JV and WFOE will enter into various contracts as are necessary and desirable to fulfill the financial goals of both agreements, which goals include allowing WFOE to control the PRC-based assets transferred to JV, allowing WFOE to control the corporate governance of JV and allowing New Co to leverage the PRC-based operations with offshore (non-PRC) debt.  All contracts, capital expenditures, operating expenses and revenue in connection with the deployment and operation of the YYNT Network will flow through WFOE to the maximum extent authorized by PRC law.  Any contract, revenue or expense that must flow through YYNT and/or JV, in the first instance, will be remitted to WFOE and accounted for in calculating the profit, loss and shareholder equity of WFOE.  The major metropolitan cities in the PRC which make-up the YYNT Network are Guangzhou, ZhengCheng, Huizhou, ShenZhen, Dongguan, Panyu, Foshan Shunde, Zhongshan, Jiangmen, Zhaoqing, Foshan, Guangzhou, Shongshan, Zhuhain, Shanghai, Jiaxing, Hangzhou, Huangshan, JingdeZhen, Fuzhou, Nanchang, Jiujiang, Anqing, Hefei, Chuzhou, Nanjing, Zhenjiang, Changzhou, Wuxi, Suzhou, Shanghai qingpu, Shanghai, Hangzhou, Huzhou, Wuxi, Hefe, Maanshan, Nanjing, Nanchang, Yichun, CHnagsha, Yueyang, Wuhan, Huanggang, Juijiang, Nanchang, Beijing, Yangchun, Tianjin, Changzhou, Dezhou, Jinan, Taian, Qufu, Zaozhuang, Xuzhou, Huaibei, Shuzhou, Bengbu, Huainan, Hefei, Wuhan, Xiaogan, Xinyang, Zhumadian, Luohe, Xuchang, Zhengzhou, Xixiang, Hebi, Anyang, Handan, Xingtai, Shijiazhuang, Dingzhou, Boading, Gaobeidian, Beijing, Hangzhou, Ningbo, Taizhou, Wenzhou and Fuding.

As soon as practical after the execution of the contracts between JV and WFOE described above, the Company will cause WFOE to enter into one or more contracts with a leading international equipment manufacturer for design, manufacture and installation of head-ins and other infrastructure equipment sufficient to light approximately 9,600 km of dark Backbone Fiber (“Equipment Contract”).  The value of the Equipment Contract will be up to $7 million, which the parties estimate as sufficient to light up 9,600 km to a 100G standard.  The Company expects to secure vendor financing for 85% of the value of the Equipment Contract, leaving a 15% down payment of $1.05 million.  The particular fiber to be lit will be at the discretion of the Company.  The Company will guaranty repayment of all deposits and installments called for under any vendor or bank financing terms included in the Equipment Contract which exceed WFOE’s operating capital.  JV and WFOE will pledge any of their assets required as collateral for repayment of any such financing.

WFOE will contract with a management company for marketing services and will contract with an affiliate of YYNT to provide maintenance services in connection with operation of the YYNT Network, both contracts upon terms to be negotiated.

The Company will be entitled to the following discounts compared to tariffs or market rates charged to third-party telecommunications providers in the PRC: 25% discount for the first 25% of the total capacity of the YYNT Network, plus 10% discount on the next 25% of the total capacity of the YYNT Network.  The Company’s discount will apply to usage by any telecommunications provider in which the Company has at least a 25% direct or indirect ownership interest.

New Co Agreement

Azur and the Company will cause a series of new entities with interlocking ownership to be created, each referred to in the Agreements by a fictitious name, with the actual name of each entity to be agreed based on legal and marketing considerations.  The entities are “New Co,” a parent company to be created in the Cayman Islands, “HK Co,” a wholly owned subsidiary of New Co to be created in Hong Kong, and “WFOE,” a wholly owned subsidiary of HK Co to be created in the PRC in a manner so as to qualify as a “wholly foreign owned enterprise” under PRC law.

There will be two classes of stock of New Co, preferred and common stock.  Preferred stock will have a redemption value of $1 per share, preference over common stock in distributions, but no conversion or voting rights.  Common stock will have voting rights at one vote per share and dividend rights in proportion to the total number of shares of common stock outstanding at any given time.  Azur will subscribe to 49% and the Company to 51% of the common stock of New Co.  In addition, Azur will subscribe to 20 million shares and the Company to 20.5 million shares of the preferred stock of New Co.  New Co will subscribe to 100% of the stock of HK Co, and HK Co will subscribe to 100% of the stock of WFOE.  The Boards of Directors of each of New Co, HK Co and WFOE will be comprised of five Directors, three of whom will be appointed by the Company and two of whom will be appointed by Azur.

Within ten days of the Effective Date, Azur paid an affiliate of YYNT $2 million for the assets YYNT is transferring to JV.  Azur will also incur the expense necessary to create, license and register New Co, HK Co and WFOE to do business.

Within ten days of the Effective Date, the Company issued and delivered to Azur 9 million shares of the Company’s Series A Common Stock.  Immediately following the Effective Date and notwithstanding that WFOE has not yet been created, the Company began advancing WFOE up to $1 million in the form of engineering services the Company will perform, directly or through subcontractors, to design for infrastructure equipment upon which vendors will submit proposals leading to execution of the Equipment Contract.

Within ten days after both WFOE and JV are fully registered to do business, WFOE and JV will enter into various contracts as are necessary and desirable to fulfill the financial goals of both agreements, as described in the summary of the JV Agreement above.  As soon as practical thereafter, WFOE will enter into the Equipment Contract.

From the net operating income of WFOE, after taking into account WFOE’s operating capital needs, but before distribution of profit by way of dividend to the holders of New Co’s common stock, New Co will (from time to time) redeem preferred shares by payment pro rata to the then holders of such shares.

In addition to the financial goals articulated in the JV Agreement, the parties to the New Co Agreement agree to cooperate to achieve the following additional financial goals: (i) permitting the Company to fully report the financial results of all PRC-based operations of WFOE as part of the Company’s consolidated financial statements; (ii) qualifying a PRC-based subsidiary of New Co or the Company to conduct equipment leasing activity, and qualifying New Co or the Company as a foreign-invested telecommunications enterprise or other status that would permit New Co or the Company to take a direct percentage ownership interest in JV and/or in the YYNT Network; and (iii) listing the stock of New Co and/or HK Co on an offshore (non-PRC) stock exchange, such as HKSE, NYSE, NASDAQ or London AIM based on the PRC-based operations performed by WFOE.

Source of Funds for the Fiber Transaction

The source of funds for this acquisition of assets is Isaac, pursuant to the A&R Isaac SPA.  It is anticipated that ZTE will offer the Company favorable financing for capital expenditures and operating expenses, and facilitate the Company’s application for debt financing by banks with which ZTE has relationships, although no assurance can be given in that regard.

Company Approval of the Fiber Transaction, Shareholder Rights and Accounting Treatment

The vote required for approval of the transaction is a majority of the Board voting in favor of the Fiber Transaction.  There are no material differences in the rights of the Company’s shareholders as a result of the Fiber Transaction.  The accounting treatment of the transaction is to book it as an acquisition of assets.  There are no federal income tax consequences of the Fiber Transaction.

Regulatory Approvals of the Fiber Transaction

There are no federal or state regulatory requirements that must be complied with or approvals that must be obtained in connection with the Fiber Transaction.

Reports, Opinions and Appraisals Relating to the Fiber Transaction

No report, opinion or appraisal materially relating to the Fiber Transaction has been received from an outside party.

Past Contacts, Transactions or Negotiations.

Representatives of the parties to the Fiber Transaction exchanged correspondence commencing mid-August 2010 for purposes of scheduling a preliminary meeting, which occurred August 25, 2010.  After signing a mutual non-disclosure agreement, the parties began exchanging due diligence information in early September 2010.  The parties negotiated the terms of a memorandum of understanding from mid-September until it was signed in mid-October 2010.  Thereafter, the parties immediately began negotiating the terms of the definitive agreements, which were executed November 11, 2010.

Selected Financial Data

None is required by the Company pursuant to Item 301 of Regulation S-K, because the Company is a “smaller reporting company.”  A registrant that qualifies as a “smaller reporting company” is not required to provide the information required by this Item.

Pro Forma Selected Financial Data

None is required by the Company pursuant to Item 301 of Regulation S-K, because the Company is a “smaller reporting company.”  A registrant that qualifies as a “smaller reporting company” is not required to provide the information required by this Item.

Pro Forma Information

None is required by the Company pursuant to Item 301 of Regulation S-K, because the Company is a “smaller reporting company.”  A registrant that qualifies as a “smaller reporting company” is not required to provide the information required by this Item.

Financial Information

The Company has reviewed the applicability of Article 11 of Regulation S-X and of Rule 3-05 related to the financial statement requirements for the Fiber Transaction.  The provisions of Rule 3-05 are not applicable, since this transaction is an asset purchases and not a “business” acquisition in accordance with the guidance set forth in Rule 11-01(d).  Evaluating Rule 11-01(d) of Regulation S-X and the facts and circumstances involved with the Fiber Transaction, the Company properly concluded that it did not acquire a business, as there was not sufficient continuity of the acquired operations prior to and after the Fiber Transaction, so that any prior financial information (if available) would not be useful in understanding the future operations of any of the new companies involved in this transaction, and could even be misleading.

Information About the Parties to the Fiber Transaction

The Company:

Shareholders may read and copy any material the Company files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549.  Shareholders may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information which the Company has filed electronically with the SEC by accessing http://www.sec.gov.  The address of the Company’s website is http://chinatelgroup.com.

The following documents filed by the Company with the SEC are incorporated into this Definitive Information Statement by this reference:

1.  The Company’s Annual Report on Form 10-K for the year ended December 31, 2008 filed May 15, 2009, the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 filed April 15, 2010 and an amendment for year ended December 31, 2009 filed on June 29, 2010, including all material incorporated references therein and all amendments thereto;

2.  The Company’s Quarterly Report on Form 10-Q for the quarter ended December 21, 2007 filed on January 16, 2008, quarter ended March 30, 2008 filed on May 15, 2008, an amendment for quarter ended March 31, 2008 filed May 28, 2008, quarter ended June 30, 2008 filed on August 18, 2008,  an amendment for quarter ended on June 30, 2008 filed on August 29, 2008, quarter ended September 30, 2008 filed on November 18, 2008, quarter ended March 31, 2009 filed on May 20, 2009, quarter ended June 30, 2009 filed on August 19, 2009, quarter ended September 30, 2009 field on November  12, 2009, quarter ended March 31, 2010 filed on May 24, 2010, quarter ended June 30, 2010 filed on August 13, quarter ended September 30, 2010 filed on November 15, 2010, 2010, an amendment for quarter ended March 31, 2009 filed on April 15, 2010, an amendment for quarter ended June 30, 2009 filed on April 15, 2010, an amendment for quarter ended September 30,2009 filed on April 15, 2010, including all material incorporated references therein and all amendments thereto; and

3. The Company’s Current Report on Form 8-K filed on March 10, 2008, March 31, 2008, May 28, 2008, June 25, 2008, July 10, 2008, August 11, 2008, September 8, 2008, September 17, 2008, October 20, 2008, October 23, 2008, November 6, 2008, February 26, 2009, March 10, 2009, March 12, 2009, March 16, 2009, March 16, 2009, March 24, 2009, July 14, 2009, August 25, 2009, August 31, 2009, November 5, 2009, February 9, 2010, February 9, 2010, February 16, 2010, March 5, 2010, March 5, 2010, March 18, 2010, March 18, 2010, April 1, 2010, April 7, 2010, April 13, 2010, May 12, 2010, June 15, 2010, July 8, 2010, August 12, 2010, November 16, 2010, November 23, 2010 and December 15, 2010.

New Co, HK Co, WFOE or JV

There is no information about New Co, HK Co, WFOE or JV.  None of these entities is currently in existence.

THE GOLDEN BRIDGE TRANSACTION

The Golden Bridge Term Sheet

•  GBNC (identified below) will contribute to a joint venture with the Company GBNC’s interest in certain assets and entitlements GBNC holds in the PRC, which includes existing wireless broadband access (“WBA”) licenses and concessions in two PRC cites, internet service provider (“ISP”) licenses in 26 PRC cities, GBNC’s rights to apply for additional WBA and ISP licenses in additional cities and regions throughout the PRC, and other contracts and relationships.  The Company will contribute to the joint venture its technical expertise and the investment capital to finance the capital expenditures operating expenses, and other negative cash flow of the joint venture.

•  The joint venture between GBNC and the Company is represented by a series of new entities to be created, with interlocking ownership.  The entities are “New Co,”, “HK Co,” and “WFOE”, a PRC-based entity that will qualify as a “wholly owned foreign enterprise.”  GBNC will subscribe to 51% and the Company will subscribe to 49% of the stock of New Co.

•  A management company will be created and controlled by the Company.  The management company will enter into a management contract with WFOE to provide marketing, sales, additional spectrum acquisition and other services to WFOE.

•  The Company will purchase and lease to WFOE the necessary equipment required for deployment of the joint venture’s WBA networks.

•  The Company will issue to the management company 50 million shares of its Series A common stock, of which 5 million shares have been issued to GBNC’s CEO, Fu Jian-Hui.

•  The Company will pay $5 million as the initial registered capital of WFOE.  If the Company fails to deposit the initial registered capital and shares within the time required, GBNC has the right to terminate the agreement between the parties.

•  GBNC will transfer to WFOE relevant rights of the assets and entitlements held by GBNC and identified in the agreement between the parties.

•  The Company will pay or arrange financing for up to $20 million towards other expenditures for deployment and operation of WBA networks in Fuzhou and Xiamen.  Prior to the registration of WFOE to do business, the Company will advance funds necessary to commence engineering work required for deployment of WBA networks in Fuzhou and Xiamen.

•  When GBNC obtains WBA licenses for seven additional cities – Quanzhou, Zhang Zhou, Longyan, Putian, Sanming, Nanping and Ningde – the Company will increase the registered capital of WFOE to $20 million and will pay or arrange financing for up to $80 million towards other expenditures for deployment and operation of WBA networks in those seven additional cities.

•  The financial goals of the joint venture are specifically set forth in the agreement between the parties, with the ultimate goal of listing WFOE on a public stock exchange.

•  From the proceeds of any public listing of WFOE’s operations on a stock exchange, the Company will be entitled to repayment of the shortfall between lease payments and amounts the Company has paid and repayment of all other amounts the Company has invested in the WBA networks of WOFE.

•  Substantially all excess free cash flow and/or net operating income generated by the joint venture will be re-invested in the form of deploying additional cities and/or expanding geographic coverage and capacity in previously deployed cities for a period of ten years.

Contact Information

•	China Tel Group, Inc. 12526 High Bluff Drive Suite 155 San Diego, California 92130 Telephone: (760) 230-8986

•	New Co None. New Co is not currently in existence.

The Golden Bridge Business

The business contemplated under the Golden Bridge Transaction is the deployment, expansion and operation of WBA networks, delivery of internet service and content, digital media and other telecommunications value added services across the GBNC Network, al in order to attract revenue generating consumer, enterprise and government based subscribers in the PRC.

The Terms of the Golden Bridge Transaction

The Golden Bridge Transaction involves the Company’s acquisition of assets to expand the number of cities in which it will be deploying a broadband telecommunications network in the PRC (under the Company’s separate joint venture with CECT-Chinacomm Communications Co. Ltd.) and which will enable the Company to become an internet service provider (“ISP”) in the PRC.  On December 13, 2010, the Company entered into a Subscription and Shareholder Agreement (“Agreement”) with Golden Bridge Network Communications Co., Ltd. (“GBNC”), a limited liability company organized under the laws of the PRC.  Pursuant to the Agreement, the Company and GBNC will each contribute certain resources in order to deploy and operate a 4G telecommunications network in the PRC.  The material terms of the Agreement are as follows:

GBNC will contribute to the joint venture its right, title and interest in certain assets and entitlements GBNC holds in the PRC, which include existing WBA licenses and concessions in two PRC cites, ISP licenses in 26 PRC cities, GBNC’s rights to apply for additional WBA and ISP licenses in additional cities and regions throughout the PRC, and other contracts and relationships.  The Golden Bridge Transaction is not an acquisition of a going business or the assets of a going business.  GBNC never utilized any of the assets the Company is purchasing.  The Company will contribute to the joint venture its technical expertise and the investment capital to finance the capital expenditures (“CAPEX”), operating expenses (“OPEX”), and other negative cash flow of the joint venture.

The joint venture between GBNC and the Company is represented by a series of new entities to be created, with interlocking ownership (collectively, “Entities”), each referred to in the Agreement by a fictitious name, with the actual name of each entity to be agreed based on legal and marketing considerations.  The Entities are “New Co,” a parent company to be created in the Cayman Islands, “HK Co,” a wholly owned subsidiary of New Co to be created in Hong Kong, and “WFOE,” a wholly owned subsidiary of HK Co to be created in the PRC in a manner so as to qualify as a “wholly foreign owned enterprise” under PRC law.  GBNC will subscribe to 51% and the Company 49% of the stock of New Co.

The Board of Directors of each of the Entities will be comprised of five Directors, three of whom will be appointed by the Company and two by GBNC.  The Bylaws of each of the Entities will contain various provisions for the protection of majority and minority stockholders, requiring a 75% super-majority vote of shareholders on certain corporate action, and including joint signature on bank accounts (one each by a Director or Officer appointed by the Company and by a Director or Officer appointed by GBNC), and custody of the corporate seal or “chop” of each of the Entities to be held in escrow by a neutral third party.

In addition to the Entities, a management company will be created in Hong Kong or other jurisdiction to be agreed between GBNC and the Company.  The management company will be controlled by the Company and will enter into a management contract with WFOE to provide marketing, sales, additional spectrum acquisition and other services to WFOE.

The Company, or a company controlled by the Company, will purchase and then lease to WFOE at market rates such equipment and other CAPEX assets as are required for deployment of the joint venture’s WBA networks.  The lease may include an option for WFOE to purchase the equipment for a nominal sum when the total amount of lease payments received equals repayment of all amounts the Company has paid, including financing costs to others, to purchase the equipment.

The following events will each occur within ten days after WFOE is registered to do business:

(i)	The Company will issue to the management company 50 million shares of the Company’s Series A common stock, of which 5 million shares have already been issued to GBNC’s CEO, Fu Jian-Hui;
(ii)	The Company will pay $5 million as the initial registered capital of WFOE; and

(iii)
GBNC will transfer to WFOE relevant rights of the assets and entitlements held by GBNC and identified in the Agreement.  As to any asset or right that is incapable of transfer of ownership, GBNC will cooperate to contract with, lease, or otherwise convey to WFOE all or so much of the beneficial rights in such asset or right to the maximum extent authorized under PRC law.

If the Company fails to deposit the initial registered capital and shares within the time required, GBNC has the right to terminate the Agreement.

The $5 million initial registered capital of WFOE will be used to meet part of the cash requirements for CAPEX and OPEX related to deployment and operation of WBA networks in the first two cities to be deployed, Fuzhou and Xiamen.  These are the two cities that GBNC currently has licenses to deploy WBA networks in the PRC.  The Company will also pay or arrange financing for up to $20 million towards other CAPEX and OPEX for deployment and operation of WBA networks in these two cities.  Prior to the registration of WFOE to do business, the Company will advance funds necessary to commence immediately engineering work required for deployment of WBA networks in Fuzhou and Xiamen.

GBNC has the right to obtain WBA licenses for seven additional cities – Quanzhou, Zhang Zhou, Longyan, Putian, Sanming, Nanping and Ningde.  GBNC is in the process of applying for those licenses.  When that occurs, the Company will pay to increase the registered capital of WFOE from $5 million to $20 million and will pay or arrange financing for up to $80 million towards other CAPEX and OPEX for deployment and operation of WBA networks in those seven additional cities.

When GBNC obtains WBA licenses for cities in addition to the first nine cities specifically identified, the Company will pay or arrange financing for CAPEX and OPEX required for deployment and operation of WBA networks in those additional cities, based on budgets to be agreed and formulas similar to actual expenses for the first nine cities.

WFOE will be entitled to all revenue that is capable of being realized by the joint venture, including: (i) fees charged to WBA and ISP subscribers; (ii) lease, transport or co-location fees charged to third-party carrier users of any infrastructure equipment; (iii) lease or sale of hardware or devices marketed by WFOE; and (iv) value added services and applications.

The financial goals of the joint venture include: (i) permitting the Company to fully report the financial results of WFOE as part of the Company’s consolidated financial statements; (ii) permitting New Co and/or HK Co to control the PRC-based assets of the joint venture, and the revenue to be generated from those assets; (iii) when PRC law allows, transforming WFOE into a foreign-invested telecommunications enterprise (“FITE”), so that the Company’s interests in the Entities can be converted to a direct 49% ownership in the FITE; and (iv) eventual public listing of WFOE’s operations on a stock exchange, such as HKSE, NYSE, NASDAQ or London AIM, in order to expand the base of equity capital available for deployment and expansion of the joint venture’s WBA networks and to recapture some or all of the respective investments of GBNC and the Company.

From the proceeds of any public listing of WFOE’s operations on a stock exchange, the Company will be entitled to repayment of the shortfall between lease payments and amounts the Company has paid, including financing costs to others but without interest to the Company, and repayment of all other amounts the Company has invested in CAPEX or OPEX.

Except as to the proceeds generated by a public listing of WFOE’s operations on a stock exchange, GBNC and the Company contemplate that substantially all excess free cash flow and/or net operating income generated by the joint venture will be re-invested in the form of deploying additional cities and/or expanding geographic coverage and capacity in previously deployed cities for a period of ten years.

All profits in excess of amounts required to deploy additional cities, expand coverage and capacity in previously deployed cities, and other reserves for taxes, working capital, loan repayment, and other contingencies, will be distributed in full in the form of dividends.

Source of Funds for the Golden Bridge Transaction

The source of funds for this acquisition of assets is Isaac, pursuant to the A&R Isaac SPA.  It is anticipated that ZTE will offer the Company favorable financing for CAPEX and OPEX, and facilitate the Company’s application for debt financing by banks with which ZTE has relationships, although no assurance can be given in that regard.

Company Approval of the Golden Bridge Transaction, Shareholder Rights and Accounting Treatment

The vote required for approval of this transaction is a majority of the Board voting in favor of the Golden Bridge Transaction.  There are no material differences in the rights of the Company’s shareholders as a result of the Golden Bridge Transaction.  The accounting treatment of the transaction is to book it as an acquisition of assets.  There are no federal income tax consequences of the Fiber Transaction.

Regulatory Approvals of the Golden Bridge Transaction

There are no federal or state regulatory requirements that must be complied with or approvals that must be obtained in connection with the Golden Bridge Transaction.

Reports, Opinions and Appraisals Relating to the Golden Bridge Transaction

No report, opinion or appraisal materially relating to the Golden Bridge Transaction has been received from an outside party.

Past Contacts, Transactions or Negotiations.

Representatives of the parties had an introductory meeting September 3, 2010 and, after signing a mutual nondisclosure agreement, began exchanging due diligence materials and simultaneously began negotiating a memorandum of understanding that was signed October 16, 2010.  The parties negotiated the terms of a definitive agreement beginning November 4, 2010 and continued the negotiations until the Agreement was signed December 13, 2010.

Selected Financial Data

None is required by the Company pursuant to Item 301 of Regulation S-K, because the Company is a “smaller reporting company.”  A registrant that qualifies as a “smaller reporting company” is not required to provide the information required by this Item.

Pro Forma Selected Financial Data

None is required by the Company pursuant to Item 301 of Regulation S-K, because the Company is a “smaller reporting company.”  A registrant that qualifies as a “smaller reporting company” is not required to provide the information required by this Item.

Pro Forma Information

None is required by the Company pursuant to Item 301 of Regulation S-K, because the Company is a “smaller reporting company.”  A registrant that qualifies as a “smaller reporting company: is not required to provide the information required by this Item.

Financial Information

The Company has reviewed the applicability of Article 11 of Regulation S-X and of Rule 3-05 related to the financial statement requirements for the Golden Bridge Transaction.  The provisions of Rule 3-05 are not applicable, since this transaction is an asset purchases and not a “business” acquisition in accordance with the guidance set forth in Rule 11-01(d).  Evaluating Rule 11-01(d) of Regulation S-X and the facts and circumstances involved with the Golden Bridge Transaction, the Company properly concluded that it did not acquire a business, as there was not sufficient continuity of the acquired operations prior to and after the Golden Bridge Transaction, so that any prior financial information (if available) would not be useful in understanding the future operations of any of the new companies involved in this transaction, and could even be misleading.

Information About the Parties to the Golden Bridge Transaction

The Company:

Shareholders may read and copy any material the Company files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549.  Shareholders may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information which the Company has filed electronically with the SEC by accessing http://www.sec.gov.  The address of the Company’s website is http://chinatelgroup.com.

The following documents filed by the Company with the SEC are incorporated into this Definitive Information Statement by this reference:

1.  The Company’s Annual Report on Form 10-K for the year ended December 31, 2008 filed May 15, 2009, the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 filed April 15, 2010 and an amendment for year ended December 31, 2009 filed on June 29, 2010, including all material incorporated references therein and all amendments thereto;

2.  The Company’s Quarterly Report on Form 10-Q for the quarter ended December 21, 2007 filed on January 16, 2008, quarter ended March 30, 2008 filed on May 15, 2008, an amendment for quarter ended March 31, 2008 filed May 28, 2008, quarter ended June 30, 2008 filed on August 18, 2008,  an amendment for quarter ended on June 30, 2008 filed on August 29, 2008, quarter ended September 30, 2008 filed on November 18, 2008, quarter ended March 31, 2009 filed on May 20, 2009, quarter ended June 30, 2009 filed on August 19, 2009, quarter ended September 30, 2009 field on November  12, 2009, quarter ended March 31, 2010 filed on May 24, 2010, quarter ended June 30, 2010 filed on August 13, quarter ended September 30, 2010 filed on November 15, 2010, 2010, an amendment for quarter ended March 31, 2009 filed on April 15, 2010, an amendment for quarter ended June 30, 2009 filed on April 15, 2010, an amendment for quarter ended September 30,2009 filed on April 15, 2010, including all material incorporated references therein and all amendments thereto; and

3.  The Company’s Current Report on Form 8-K filed on March 10, 2008, March 31, 2008, May 28, 2008, June 25, 2008, July 10, 2008, August 11, 2008, September 8, 2008, September 17, 2008, October 20, 2008, October 23, 2008, November 6, 2008, February 26, 2009, March 10, 2009, March 12, 2009, March 16, 2009, March 16, 2009, March 24, 2009, July 14, 2009, August 25, 2009, August 31, 2009, November 5, 2009, February 9, 2010, February 9, 2010, February 16, 2010, March 5, 2010, March 5, 2010, March 18, 2010, March 18, 2010, April 1, 2010, April 7, 2010, April 13, 2010, May 12, 2010, June 15, 2010, July 8, 2010, August 12, 2010, November 16, 2010, November 23, 2010 and December 15, 2010.

New Co, HK Co and WFOE

There is no information about New Co, HK Co or WFOE.  None of these entities is currently in existence.

DILUTIVE AND ANTI-TAKE OVER EFFECT OF THE ADDITIONAL SHARES

Upon issuance, the additional 500 million shares of authorized Series A Common Stock the Company proposes to authorize will have rights identical to the shares of Series A Common Stock currently outstanding.  Adoption of the proposal to increase the Company’s authorized shares of Series A Common Stock would not have any immediate dilutive effect on the proportionate voting power or other rights of existing stockholders.  Because our Articles of Incorporation do not confer to our stockholders preemptive rights with respect to Series A Common Stock, should the Board elect to issue additional shares of Series A Common Stock, existing stockholders would not have any preferential rights to purchase these shares, except with respect to the A&R Isaac SPA.  Pursuant to the fully diluted calculations to be performed under the A&R Isaac SPA as set forth above, to the extent the Board issues new shares of Series A Common Stock, Isaac will also be entitled to the issuance of new shares.  If the Board elects to issue the already authorized, but unissued, shares of the Company’s Series A Common Stock, the number of such shares would have a dilutive effect on those who hold shares of the Company’s Series A Common Stock.  The same is true upon issuance of any of the additional 500 million shares of authorized Series A Common Stock.  To the extent any of those shares are issued, there will be a proportionate dilution of the shareholders of our Series A Common Stock.  It would be speculative for the Company to predict the number of such shares that will be issued, other than in connection with the funding by Isaac pursuant to the A&R Isaac SPA.  We estimate that the Company will receive $50 million from Isaac in 2011, but no assurance can be given in this regard.

The issuance of 500 million additional shares of authorized Series A Common Stock could, under certain circumstances, have an anti-takeover effect, although it is not our intention with the proposed increase of authorized shares of our Series A Common Stock to use the additional shares for this purpose.  First of all, the Company has issued and outstanding 66,909,088 shares of Series B Common Stock.  Each share of Series B Common Stock is entitled to ten votes in all matters upon which holders of Series A Common shares are entitled to vote.  George Alvarez, the Company’s Chief Executive Officer, holds proxies to all of those Series B shares.  That, alone, has a significant anti-takeover effect.  Moreover, there are 200 million shares of Series B Common Stock authorized.  The proposal also includes entering into an Executive Employment Agreement with Tay Young Lee (“Mr. Tay”), the Company’s President.  Among other things, the Executive Employment Agreement provides for the issuance of 66,909,088 shares of our Series B Common Stock to Mr. Tay.  Mr. Tay and Mr. Alvarez alone could thwart any effort to take over the control of the Company.

Even if one were to disregard the voting power of our Series B Common Stock, in the event of a hostile attempt to take control of our Company, it may be possible for the Company to impede the attempt by issuing shares of our additional Series A Common Stock, which would dilute the voting power of the other outstanding shares and increase the potential cost to acquire control of us.  The additional shares of our Series A Common Stock, therefore, may have the effect of discouraging unsolicited takeover attempts, potentially limiting the opportunity for our shareholders to dispose of their shares at a premium, which is often offered in takeover attempts, or that may be available under a merger proposal.  The additional 500 million shares of our authorized Series A Common Stock may have the effect of permitting our current senior management, including the current Board, to retain its position and place it in a better position to resist changes that shareholders wish to make if they are dissatisfied with the conduct of the Company’s business.  However, this is purely speculative, given the voting power of our Series B Common Stock.  Moreover, the Board is not aware of any attempt to take control of the Company, and the Board has not presented this proposal with the intent that it be utilized as a type of anti-takeover device.